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Washington, D.C.



20 October 2006

File No. 040006-0000

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America



06017757

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find fourteen press releases entitled:

- "Yara stops production at Le Havre temporarily" dated 26 June 2006;
- "Yara to divest Ceylon Oxygen Ltd" dated 29 June 2006;
- "Program for the publication of Yara International's second quarter results 2006" dated 30 June 2006;
- "Yara makes a profit on energy optimization" dated 11 July 2006;
- "QAFCO to build melamine plant" dated 13 July 2006;
- "Reminder: Program for the publication of Yara International's second quarter results 2006" dated 14 July 2006;
- "Yara with strong results and improved market position" dated 18 July 2006;
- "Yara acquires a controlling interest in Fertibras" dated 18 July 2006;
- "Yara announces organizational adjustments" dated 25 August 2006;
- "Yara offers to buy non-voting shares in Fertibrás" dated 31 August 2006;
- "Yara and China BlueChemical enter strategic partnership" dated 1 September 2006;

dlw 10/30

- "Yara acquires 50% of Balderton Fertilisers" dated 4 September 2006;
- "Program for the publication of Yara International's third quarter results 2006" dated 2 October 2006; and
- "Reminder: Program for the publication of Yara International's third quarter results 2006" dated 18 October 2006.

Should you have any questions, please do no hesitate to contact my colleagues Betsabeh Rais on +44 20 7710-3013 or Brianne Mitchell on (202) 636-2235 as I am leaving the firm today.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,



Nana Prempeh
Paralegal

Enclosures


YARA



Yara stops production at Le Havre temporarily

Oslo (2006-06-26): Yara International ASA has decided to stop production of ammonia at the production plant in Le Havre, France from July 1, 2006. Consequently on-site urea production will cease from the same date. The timing of any restart will depend on developments in the gas market.

The plant in Le Havre transforms natural gas into ammonia and urea, which are the main components in the production of nitrogen fertilizers and chemicals. The plant has an annual production capacity of 400,000 tonnes of ammonia and 350,000 tonnes of urea.

The decision to stop production temporarily is related to the current situation in the European gas market, where the impact of high oil prices and thus high gas prices, has weakened the competitive position of smaller European plants like Le Havre. Natural gas costs represent up to 80 percent of the total production costs.

Producers of energy intensive products are adversely affected by high gas prices in Europe. The existing contract structure in Europe, with natural gas prices linked to oil product prices, has recently resulted in gas prices significantly above the North American level.

"For Yara it is important to increase awareness of the consequences of higher energy prices for the European industrial sector in general. The current situation represents a challenge for the entire European energy intensive industrial sector," says President and CEO of Yara International ASA, Thorleif Enger.

A continuous and reliable supply of competitively priced energy is paramount for the long-term viability of the European energy intensive industrial sector. The long-term situation could be positively influenced by a greater supply of gas into Europe together with a more liberalized and competitive gas market.

The Le Havre plant will be mothballed and conserved for a possible start-up when market conditions improve. During the months of July and August, Le Havre employees will attend to mothballing, logistics, plant safety and other tasks within the group. Management is examining different alternatives for the future. In the meantime, Yara will continue to fulfil customer contracts from built-up stock and alternative product sourcing.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain

a leading performer in its industry.
www.yara.com


YARA



Yara to divest Ceylon Oxygen Ltd

Oslo (2006-06-29): Yara Industrial has entered into an agreement to sell its shareholding of 70.85% in Ceylon Oxygen Ltd. to Actis South Asia Fund 2 LP. The divestment is part of Yara's strategy to streamline operations.

Ceylon Oxygen Ltd is listed on the Colombo Stock Exchange and holds an overall 80% market share in the Sri Lankan gas market. Cylinder gases constitute about 60% of the company's sales revenues.

Yara has decided to sell its shareholding in Ceylon Oxygen Ltd. as the company has limited synergies with Yara's core business.

Yara's book value of Ceylon Oxygen Ltd. is NOK 50 million, and the transaction is estimated to give Yara a profit of NOK 15 million. Yara expects to conclude the deal during third quarter 2006 subject to certain statutory approvals.

Actis Capital LLP, a leading private equity fund manager specializing on emerging markets with USD 3 billion of funds under management worldwide, manages Actis South Asia Fund 2 LP.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com



Program for the publication of Yara International's second quarter results 2006

Yara International ASA's second quarter results 2006 will be released on **Tuesday 18 July, 2006.** The results **will be available at www.yara.com and in the reception at** Bygdøy alle 2, Oslo **from 08:30 CET.**

The results will be presented at 09:30 CET by President and CEO Thorleif Enger, and CFO Hallgeir Storvik. The presentation will take place in the Auditorium in Bygdøy alle 2 and will be transferred live on the Internet via a link at **www.yara.com.** The presentation will be held in English.

There will also be an English conference call in the afternoon with an opportunity to ask questions to the CEO and CFO at **16:00 CET the same day.**

European dial-in number: +44 20 7162 0025
US dial-in number: +1 334 323 6201

Up to two weeks after the call, you may listen to the replay by calling:

+44 20 7031 4064, code 710560 or
+1 954 334 0342, code 710560

Due to the live English web cast of the presentation in Oslo, there will be no additional presentation. A replay of the web cast will be available at **www.yara.com.**

If you wish to participate in the presentation in Oslo, please confirm with an e-mail to ir@yara.com before **18 July, 2006.**

If you wish to be deleted from our invitation/mailing lists or if you have a colleague who would like to be on our lists, please inform us via e-mail to the same address.

Yours faithfully
for Yara International ASA

Torgeir Kvidal
Senior Vice President Investor Relations
(sign.)


YARA



Yara makes a profit on energy optimization

Oslo (2006-07-11): Yara International ASA has booked a positive operating income and EBITDA effect of NOK 300 million in second quarter by utilizing optimization and arbitrage opportunities related to one specific energy contract. Yara has earlier guided that energy costs in second quarter are expected to increase by some NOK 600 million compared with second quarter last year.

Yara has the right to resell a portion of its ordinary energy purchases. The company has in the second quarter exercised this right and gained an arbitrage profit of NOK 300 million. The profit is booked within the Upstream segment.

The company will every quarter, as part of the accounting treatment of derivative contracts, value one of its larger energy contracts at market value. This contract comprises about 20 percent of Yara's energy consumption in Europe. Expected difference between the purchase price for gas and the forward price for the same gas volume, adjusted for uncertainty and liquidity limitations in the forward market for gas, will be accounted for in Yara's income statement.

The major part of the second quarter profit has already been realized as Yara has sold gas forward for fourth quarter 2006 and first quarter 2007, and also sold the rights to utilize energy optimization opportunities for the rest of 2006. The sold volume of gas constitutes about 3 percent of expected energy purchases by Yara in Europe over the next 12 months, in those periods of the year when forward prices are at their highest. This energy sale will not necessarily influence the company's ability to actually produce ammonia in Europe, as Yara has the possibility to buy gas spot.

The accounting rules of such energy contracts will for the future give a somewhat higher short-term volatility in the Upstream segment. The flexibility to better optimize the energy portfolio is expected to give Yara an interesting future business opportunity.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com



QAFCO to build melamine plant

Oslo (2006-07-13): Qatar Fertiliser Company (QAFCO), and Qatar Intermediate Industries Holding Company today signed a shareholding agreement establishing the Qatar Melamine Company. The Qatar Melamine Company plans to start construction of a melamine plant with a production capacity of 60,000 tonnes per year in the fourth quarter 2006. The total cost of the project is estimated at USD 250 million.

Qatar Melamine Company is a joint venture company for production of melamine. QAFCO owns 60 percent stake in the Qatar Melamine Company while Qatar Intermediate Industries Holding Company owns 40 percent. Yara International owns 25 percent of QAFCO.

Construction of the Melamine plant will commence in the fourth quarter of 2006 and the plant is due for completion in the first quarter of 2009. The plant will be the largest melamine plant in the Middle East and the second largest in the world. The plant site will be in the Mesaieed industrial area and within the QAFCO's complex, where it will benefit from QAFCO's production of high quality urea as feedstock. The Melamine plant will be integrated with the production facilities of QAFCO, which, under the Qatar Melamine shareholders' agreement, will handle both the administrative and operational aspects of the company.

Melamine is a chemical product used in laminates, wood adhesives, surface coatings, textile treating and moulding compounds.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com



Reminder: Program for the publication of Yara International's second quarter results 2006

Yara International ASA's second quarter results 2006 will be released on **Tuesday 18 July, 2006.** The results will be available at **www.yara.com** and in the reception at Bygdøy alle 2, Oslo from **08:30 CET.**

The results will be presented at **09:30 CET** by President and CEO Thorleif Enger and CFO Hallgeir Storvik. The presentation will take place in the Auditorium in Bygdøy alle 2 and will be transferred live on the Internet via a link at **www.yara.com**. The presentation will be held in English.

There will also be an English conference call in the afternoon with an opportunity to ask questions to the CEO and CFO at **16:00 CET** the same day.

European dial-in number: **+44 20 7162 0025**
US dial-in number: **+1 334 323 6201**

Up to two weeks after the call, you may listen to the replay by calling:

+44 20 7031 4064, code 710560 or
+1 954 334 0342, code 710560

Due to the live English web cast of the presentation in Oslo, there will be no additional presentation. A replay of the web cast will be available at **www.yara.com.**

If you wish to participate in the presentation in Oslo, please confirm with an e-mail to ir@yara.com before **18 July, 2006.**

If you wish to be deleted from our invitation/mailing lists or if you have a colleague who would like to be on our lists, please inform us via e-mail to the same address.

Yours faithfully
for Yara International ASA

Torgeir Kvidal
Senior Vice President Investor Relations
(sign.)


YARA


SEC MAIL PROCESSING
RECEIVED
2006
WASH, DC
SECTION

Yara with strong results and improved market position

Oslo (2006-07-18): Yara International ASA reports strong results for the second quarter 2006. Increased energy costs were more than compensated by energy arbitrage gains, higher fertilizer prices, improved market positions for fertilizer and industrial products in Europe and currency gains.

Yara reports for the second quarter a net income after minority interest of NOK 1,041 million (NOK 3.42 per share), compared with NOK 846 million (NOK 2.68 per share) in the second quarter last year. Excluding net foreign exchange gain/losses, the result was approximately NOK 2.98 per share compared with NOK 3.18 per share in second quarter 2005. Second quarter operating income was NOK 924 million compared with NOK 1,117 million in the same quarter last year. EBITDA for the quarter was NOK 1,682 million compared with NOK 1,868 million in the second quarter last year.

"During the second quarter, Yara continued to deliver strong financial performance, despite increasing energy costs. Yara's energy arbitrage action in the second quarter supplements our expansion in low-cost gas regions, to counteract negative European energy cost developments," says Thorleif Enger, President and CEO of Yara International ASA.

Although total fertilizer deliveries in Western Europe were down, the Downstream segment achieved second quarter fertilizer sales up 2-3 percent from last year, further improving Yara's market position in Europe. The Industrial segment saw growth across all business areas in the second quarter, with a 13 percent overall volume increase compared to last year. In the Upstream segment, fertilizer production continued to increase and was 4 percent up from last year with the greatest contribution from joint venture operations.

Yara's gas cost in Europe is estimated to increase over the next two quarters. However, the increase in the proportion of Yara's gas sourced from low-cost regions is expected to reduce Yara's average gas cost from the second quarter peak.

A further drop in global grain stocks is forecasted from today's low level. The grain situation, together with projected increase in biofuel demand, is reflected in increasing forward prices for grain. Going forward, these factors continue to support global fertilizer demand.

New Yara Fertilizer Industry Handbook published
Yara has today released the 2006 edition of its Fertilizer Industry Handbook containing updated information about the fertilizer market and industry. The Handbook is a tool for analysts, investors, journalists and others who would like to understand the fertilizer industry and in particular the parts most relevant for Yara International.

The Fertilizer Industry Handbook can be downloaded with speaker notes from Yara's website:
http://www.yara.com/en/investor_relations/presentations/fertilizer_handbook

For further information
The entire quarterly report and the presentation material used during the press and analyst conference are available on
http://www.yara.com/en/investor_relations/financial_reports

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com


YARA


SEC MAIL
PROCESSING
2006
WASH

(2006-07-18 08:32)

Yara acquires a controlling interest in Fertibras

Oslo (2006-07-18): Yara International ASA has acquired a controlling interest in Fertibras, a Brazilian fertilizer distribution and marketing company, clearly establishing Yara as the second largest player in the Brazilian market. The total purchase price for 48.09 percent of the shares in Fertibras, constituting 99.95 percent of voting shares, is USD 126 million.

"Brazil is one of the most important fertilizer markets in the world and is key to our growth strategy. Yara already has a strong market position and an efficient operation in the country based on the acquisition of Adubos Trevo in 2000. The acquisition of Fertibras will further strengthen Yara's position and scale, and create a strong platform for further consolidation of the Brazilian fertilizer industry," says President and CEO of Yara International, Thorleif Enger.

Fertibras has sales of up to 1 million tonnes of fertilizer annually in Brazil through its ownership of a number of warehouses and bulk blending plants. After the transaction, Yara/Fertibras will be the second largest fertilizer company in Brazil. Fertibras also holds a minority position in Fosfertil, the primary domestic upstream producer of fertilizer. This position is and will continue to be entitled to a seat on the Board of Directors of Fosfertil. The ownership will give Yara access to local production and a distribution network that complements its existing market positions. At the same time it will offer significant opportunities to realize synergies between the two organizations. Yara will, as the leading global fertilizer company, be better positioned to balance domestic production with imported sourcing.

Brazil is one of the fastest growing fertilizer markets, with a 6 percent average annual growth rate over the last ten years. The country still has large undeveloped areas suitable for agriculture, offering great growth potential. Brazil imports approximately 60 percent of its fertilizer consumption. The Brazilian fertilizer industry is still relatively fragmented with many small and medium size companies.

Fertibras owns directly and indirectly 15 percent of Fosfertil, which is the biggest producer of nitrogen and phosphate fertilizers in Brazil. Fosfertil has rock mining operations and produces all the main phosphate products for Brazilian agriculture. The company has several nitrogen fertilizer plants producing mainly ammonia, urea and ammonium nitrate. Total production capacity after recent expansions, amounts to about 2.6 million tonnes of phosphate fertilizer, almost 1 million tonnes of nitrogen fertilizer, and about 0.3 million tonnes of products for other industrial uses. The main ammonia production is based on the same technology in use at Yara's plant in Brunsbüttel, which uses heavy fuel oil from a neighboring refinery.

Fertibras will be consolidated in Yara's accounts. At the end of 2005 Fertibras had a net interest bearing debt of USD 77 million.

Fertibras is listed on the Sao Paulo Stock Exchange. The other shareholders are primarily investment funds.

The Brazilian authorities must approve the purchase of the shares in Feribras. This approval will only be given after the transaction is effective.

Contact

Torgeir Kvidal, Investor Relations
Telephone. (+47) 24 15 72 95

Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com


YARA


SEC MAIL
RECEIVED
PROCESSING
OCT 2 4 2006
WASH, DC
160
SECTION

(2006-08-25)

Yara announces organizational adjustments

Oslo (2006-08-25): Yara International ASA announces organizational adjustments to support its long-term growth ambition. A new business area with responsibility for supply and trade is established as part of Yara management team. In addition several key positions have been reassigned.

The following organizational changes will be effective from October 1:

* **Daniel Clauw's** contract with Yara, due to expire spring of 2007 has been prolonged. From October 1 Daniel Clauw will dedicate his time to pursuing step-growth initiatives on behalf of Yara. He will work in a consultancy role reporting to the CEO.
The new Yara Management Team:

* **Ed Cavazuti** is appointed as head of the Downstream business segment. He will relocate to Oslo from his current position as head of Business Unit Asia based in Singapore.

* **Hallgeir Storvik**, presently CFO, is appointed head of the new business area, Supply and Trade. The unit is responsible for global optimization, trading of ammonia and fertilizer, sourcing of energy and raw materials, and business intelligence. Part of the objective is to improve and speed up decision-making in this area. Storvik will continue to be part of the Yara Management Team and ensure increased management focus on global optimization and trade.

* **Sven Ombudstvedt**, presently head of Upstream, is appointed CFO and head of strategy.

* **Tor Holba**, presently head of Downstream, is appointed head of the Upstream business segment.

* **Terje Bakken** (Industrial), Anne Grethe Dalane (HR), Arne Cartridge (Communications) and Ken Wallace (Legal) will continue in their current positions.

* The financial reporting will continue based on the existing segment structure. Supply and Trade will not be reported as a separate business segment.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain




SEC MAIL PROCESSING
RECEIVED
OCT 2 4 2006

(2006-08-31 08:35)

Yara offers to buy non-voting shares in Fertibrás

Oslo (2006-08-31): Yara has decided to make a public offer to acquire all non-voting shares in Fertibrás S.A.

The decision has been taken following a proposal from minority shareholders holding more than 70 percent of the free-floating shares. Acceptance of this offer by Yara triggers a mandatory de-listing public offer. Yara offers a purchase price of BRL 34.5-35 per non-voting share depending on date of payment for the shares, provided the offer can be concluded within a 190-day period counting from this date.

The total acquisition price for Fertibras assuming 100 percent acceptance, including the current offer, amounts to about USD 211 million, giving a P/E of approximately 9 based on average 2004 and 2005 earnings.

Yara owns currently all voting shares in Fertibrás, and about 48 percent of the total shares.

The public offer and the de-listing of Fertibrás are subject to approval by the Brazilian Securities and Exchange Commission.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com



(2006-09-01 08:30)

Yara and China BlueChemical enter strategic partnership

NOT FOR DISTRIBUTION TO THE UNITED STATES.

Oslo (2006-09-01): Yara International ASA and China BlueChemical LTD have agreed to establish a strategic partnership to pursue growth opportunities in China. In connection with China BlueChemical's proposed initial public offering and listing on the Hong Kong Stock Exchange, Yara will purchase an up to 3.2 percent ownership stake in the Company at a price to be set in the IPO. Yara is the exclusive strategic investor in China BlueChemical's proposed IPO.

"Our strategic partnership agreement with China BlueChemical and the acquisition of the equity stake in China BlueChemical will give Yara a unique position to further pursue growth opportunities in the world's largest nitrogen fertilizer and chemicals market," says Thorleif Enger, President and CEO of Yara. "The partnership is a win-win for Yara and China BlueChemical that will harness each company's experience and capabilities in nitrogen applications for the development of the Chinese markets. The partnership will create new opportunities for both parties, enable joint investments in competitive nitrate and/or NPK plants, and consequently expand the production, marketing and distribution of mineral fertilizers in the fast growing, high-margin domestic cash crop segment, and establish a platform for new projects in industrial applications."

China BlueChemical (the Company), a subsidiary of China National Offshore Oil Corporation (CNOOC), adds value to the energy assets of the parent company by focusing on the production of ammonia, urea and methanol. The Company is one of the largest and most efficient producers of nitrogen fertilizers in China, with manufacturing plants that are conveniently located to serve both domestic and export markets and that benefit from close proximity to energy sources and from secure and stable feedstock supplies.

The Company operates three modern production facilities, two of which are located on the gas-rich Hainan Island and one of which is located in Inner Mongolia. The Company's Hainan Fudao plants incorporate Yara granulation technology. The plants were built between 1996 and 2003 and have a total designed annual urea production capacity of 1.8 million tonnes. China BlueChemical's domestic sales network extends across 20 provinces and municipalities under the direct supervision of the central government of China.

China is the world's largest fertilizer market and accounts for a third of global urea consumption (45 million tonnes), growing at 8 percent per annum. Over the last decade, Chinese agriculture has evolved into a leading world producer and exporter of a variety of cash crops, such as fruit and vegetables.

China BlueChemical is seeking a listing of its "H" Shares on the Hong Kong Stock Exchange by way of an initial public offering in Hong Kong and a Global Offering.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY CHINA BLUECHEMICAL LTD (THE "COMPANY") SECURITIES IN THE UNITED STATES. THE COMPANY'S SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT CAN BE OBTAINED FROM THE COMPANY, AND THE PROSPECTUS WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. THERE IS NOT AND IS NOT CURRENTLY INTENDED TO BE ANY PUBLIC OFFER OF THE COMPANY'S SECURITIES IN THE UNITED STATES.

THIS PRESS RELEASE SHALL ALSO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMPANY'S SECURITIES NOR SHALL THERE BE ANY SALE OF SUCH SECURITIES IN ANY STATE OR COUNTRY IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR COUNTRY.



(2006-09-04 08:27)

Yara acquires 50% of Balderton Fertilisers

Oslo (2006-09-04): Yara International ASA has acquired 50% of the Geneva-based trading company Balderton Fertilisers SA. The acquisition will strengthen Yara's existing ammonia and fertilizer trade business and will support further growth through improved sourcing capabilities and new distribution channels.

Balderton is one of the leading fertilizer and ammonia trading companies in Europe trading approximately 1.8 million tonnes of various products in 2005. Balderton's strong positions in the Black Sea region, Mediterranean and Africa compliment Yara's positions in other parts of the world.

Going forward Yara will both purchase third party fertilizer products through Balderton and use Balderton as a complimentary sales channel for Yara's own produced products in markets where Yara today does not have a presence.

Commenting upon the transaction, Yara President and CEO Thorleif Enger said "after successfully having done business together for many years, both companies wanted a closer cooperation in order to support the continued profitable growth of both companies."

The parties have agreed not to disclose the purchase price at this stage.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail torgeir.kvidal@yara.com

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail hamed.mozaffari.brodersen@yara.com

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com


YARA

(2006-10-02 08:26)

Program for the publication of Yara International's third quarter results 2006

Yara International ASA's third quarter results 2006 will be released on **Friday 20 October, 2006**. The results will be available at **www.yara.com** and in the reception at Bygdøy alle 2, Oslo from **08:30 CET**.

The results will be presented at **09:30 CET** by President and CEO Thorleif Enger and CFO Sven Ombudstvedt. The presentation will take place in the Auditorium in Bygdøy alle 2 and will be transferred live on the Internet via a link at **www.yara.com**. The presentation will be held in English.

There will also be an English conference call in the afternoon with an opportunity to ask questions to the CEO and CFO at **16:00 CET** the same day.

European dial-in number **+44 20 7162 0025**
US dial-in number **+1 334 323 6201**

Up to two weeks after the call, you may listen to the replay by calling:

+44 20 7031 4064, code 718420 or
+1 954 334 0342, code 718420

Due to the live English web cast of the presentation in Oslo, there will be no additional presentation. A replay of the web cast will be available at **www.yara.com**.

If you wish to participate in the presentation in Oslo, please confirm with an e-mail to ir@yara.com before **18 October, 2006**.

If you wish to be deleted from our invitation/mailing lists or if you have a colleague who would like to be on our lists, please inform us via e-mail to that same address.

Yours faithfully
for Yara International ASA

Torgeir Kvidal
Senior Vice President Investor Relations
(sign.)


YARA

(2006-10-18 08:00)

Reminder : Program for the publication of Yara International's third quarter results 2006

Yara International ASA's third quarter results 2006 will be released on Friday 20 October, 2006. The results will be available at www.yara.com and in the reception at Bygdøy alle 2, Oslo from 08:30 CET.

The results will be presented at 09:30 CET by President and CEO Thorleif Enger and CFO Sven Ombudstvedt. The presentation will take place in the Auditorium in Bygdøy alle 2 and will be transferred live on the Internet via a link at www.yara.com. The presentation will be held in English.

There will also be an English conference call in the afternoon with an opportunity to ask questions to the CEO and CFO at 16:00 CET the same day.

European dial-in number: +44 20 7162 0025
US dial-in number +1 334 323 6201

Up to two weeks after the call, you may listen to the replay by calling:

+44 20 7031 4064, code 718420 or
+1 954 334 0342, code 718420

Due to the live English web cast of the presentation in Oslo, there will be no additional presentation. A replay of the web cast will be available at: www.yara.com.

If you wish to participate in the presentation in Oslo, please confirm with an e-mail to ir@yara.com before 18 October, 2006.

If you wish to be deleted from our invitation/mailing lists or if you have a colleague who would like to be on our lists, please inform us via e-mail to the same address.

Yours faithfully
for Yara International ASA

Torgeir Kvidal
Senior Vice President Investor Relations
(sign.)